Aflac Incorporated 2006 10-K

EXHIBIT 12

Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges
Years Ended December 31,

(In thousands)	2006	2005	2004	2003	2002
Fixed charges:
Interest expense	$19,347	$22,515	$22,997	$22,231	$19,809
Interest on investment-type contracts	12,250	9,436	6,607	3,893	2,534
Rental expense deemed interest	894	605	615	514	531
Total fixed charges	$32,491	$32,556	$30,219	$26,638	$22,874
Earnings before income tax	$2,263,789	$2,226,305	$1,773,375	$1,197,788	$1,222,561
Add back:
Total fixed charges	32,491	32,556	30,219	26,638	22,874
Total earnings before income tax and fixed charges	$2,296,280	$2,258,861	$1,803,594	$1,224,426	$1,245,435
Ratio of earnings to fixed charges	70.7x	69.4x	59.7x	46.0x	54.4x

EXH 12-1